Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	August 13, 2010
TSX: SVM

SILVERCORP ANNOUNCES Q1 DIVIDEND OF CAD$0.02

VANCOUVER, British Columbia – August 13, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared its first fiscal 2011 quarterly dividend of CAD$0.02 per share, to be paid on or before October 21, 2010 to shareholders of record at the close of business on September 30, 2010.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.